

INVEST IN **MY GUN'S BEEN MOVED**

HBCU Founder Transforming Gun Safety Through Technology to Prevent Child Shootings!

mygunsbeenmoved.com   Washington, DC   🐦 in ▶ 📷

Female Founder   Minority Founder   Home Tech

Highlights

1. Pharrell Williams Invested! - Black Ambition Prize Winners

2. Exhibitor at CES 2023 - The Largest Tech Conference in the World!







3 Featured in Black Enterprise

Featured Investors

Lamar Blackwell

Invested $2,000

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Syndicate Lead

Lamar Blackwell is a former Political candidate, Criminal Justice Reform Program Director & CEO, Educational Administrator, and also an established transformational leader in both the private and public sector.

"This product will be a game changer in assisting with keeping people safe. This is a great opportunity to invest in something that I 100% believe in. This potential life saving product is uniquely designed and well thought out. I can see this product not only in households around the world, but also in many business where gun safety is highly regarded as essential to everyone's well being. I believe in supporting young entrepreneurs on the rise. I also believe in endorsing products that make sense. My Gun's Been Moved makes perfect sense."

Other investors include Pharrell Williams & 15 more

Our Team

Kayla Austin Founder

🏆 Teen Vogue 21 Under 21 🏆 AFRO Tech's Future 50 Honoree 📚Howard University Student



Helen Austin Co-Founder

25-year track record of executing profitable business management of large-scale projects and teams



MY GUN'S BEEN MOVED

TECHNOLOGY + MEDIA + EDUCATION

4.6 MILLION

CHILDREN LIVE IN A HOME WITH AN UNLOCKED GUN

- 3,000 accidental shootings each year involving children and the number is rising



MGBM APP



WHO DO WE SERVE?

PARENT FIREARM OWNERS:
- Millennials and Gen X
- Ages 27-57

GLOBAL GUNS AND ACCESSIORIES MARKET:
- $6.14 **billion** in 2019 and is projected to reach $9.33 **billion** by 2027.

→ *Just 1% of $6 Billion...$60M*

TEAM



KAYLA AUSTIN
Founder
CEO



HELEN CRAWLEY-AUSTIN
Co-founder
Cheif Technical Officer







SYLVIA SPANN
Cheif Marketing Officer



AJPROTECH
Product Development
Manufacturing
Commercialization



OOBLEC PRODUCT LABS
Industrial Design
Brand Creation

FEATURES

  

    

    

My Gun's Been Moved is an early stage company aiming to transform gun safety using technology.

The company is in development for a product made for gun owners. The company intends to produce a smartpad that notifies the gun owner via an app when their gun is safely in place, and when it has been removed from its location.